FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of February 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                   No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-

Information furnished on this form:

EXHIBIT

Exhibit No.

1.	Supplement for Financial Highlights – Nine months ended December 31, 2010

Nomura Holdings, Inc. (“Nomura”) hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of Nomura and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2010, and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-165049) of Nomura, filed with the SEC on February 24, 2010, as amended by the Post-Effective Amendment No. 1 thereto, filed with the SEC on September 8, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 9, 2011	By:	/s/ Shinji Iwai
	Name:	Shinji Iwai
	Title:	Senior Managing Director

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Nomura” or “NHI” are to Nomura Holdings, Inc. and its consolidated entities.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Supplement for Financial Highlights – Nine months ended December 31, 2010

Nomura reported net revenue of 831.3 billion yen, income before income taxes of 55.8 billion yen, and net income attributable to NHI shareholders of 16.8 billion yen for the nine months ended December 31, 2010. Diluted-net income attributable to NHI shareholders per share was 4.59 yen. Annualized return on shareholders’ equity1 was 1.1%.

i.)	Financial position

As of the end of December 31, 2010, Nomura’s total capital ratio was 24.9% and its Tier 1 capital ratio was 17.3%. Nomura had total assets of 33.3 trillion yen, an increase of 1.1 trillion yen compared to March 31, 2010, reflecting primarily the increase in Time deposits, Trading assets and Non-trading debt securities. Total liabilities as of December 31, 2010 were 31.2 trillion yen, an increase of 1.1 trillion yen compared to March 31, 2010, mainly due to increase in Securities sold under agreements to repurchase and Long-term borrowings. Total equity as of December 31, 2010 was 2.1 trillion yen, a decrease of 54.9 billion yen compared to March 31, 2010. Leverage ratio as of December 31, 2010 was 16.2 times and adjusted leverage ratio was 10.0 times2.

[1]	Annualized return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to average Total NHI shareholders’ equity multiplied by four thirds.
[2]

Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. Adjusted leverage ratio equals total assets less securities purchased under agreements to resell and securities borrowed divided by total NHI shareholders’ equity.

ii.)	Expenses

Non-interest expenses for the nine months were 775.5 billion yen, a decrease of 2.6% from the same period in the prior fiscal year. The main factor driving the decrease is compensation and benefits which decreased 4.6% from the same period in the prior fiscal year.

iii.)	Capital and Other Balance Sheet Metrics

As of December 31, 2010, total NHI shareholders’ equity was 2.1 trillion yen, which represented a decrease of 65.4 billion yen compared to March 31, 2010.

Level 3 assets (net)3 were approximately 0.8 trillion yen as of December 31, 2010.

iv.)	Cash Dividends

The following table sets forth Cash Dividends for the nine months ended December 31, 2010.

	For the year ended March 31
	2010	2011	2011 (Plan)
		(Yen amounts)
Dividends per share dividends record dates
At June 30	—	—
At September 30	4.00	4.00
At December 31	—	—
At March 31	4.00		Unconfirmed
For the year	8.00		Unconfirmed

Forecasted dividend amount for the period ending March 31, 2011 is unconfirmed as Nomura does not present earnings forecast.

v.)	Number of employees

As of December 31, 2010 Nomura has 27,215 employees globally (Japan: 15,134, Europe: 4,427, Americas: 2,275, Asia (excluding Japan) and Oceania: 5,379).

[3]	This amount represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended December 31, 2010.

Level 3 assets (net) is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. The level 3 assets (net) equals level 3 assets less level 3 derivative liabilities.

Nine Months ended December 31, 2010 - Business Highlights

Net revenue was 831.3 billion yen, 4.8% lower than the same period of the prior fiscal year. Non-interest expenses were 775.5 billion yen, a 2.6% decrease compared to that of the prior fiscal year. Income before income taxes was 55.8 billion yen, a 27.2% decrease compared to that of the prior fiscal year.

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Net revenue in Retail was 296.2 billion yen, a 1.2% increase from the same period in the prior fiscal year. The primary factor for the increase in net revenue was increasing commissions for distribution of investment trusts.

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Net revenue in Asset Management was 58.8 billion yen, a 12.3% increase compared to the same period in the prior fiscal year. Asset under management as of December 31, 2010 was 24.1 trillion yen, an increase of 0.7 trillion yen from 23.4 trillion yen as of March 31, 2010.

•

Net revenue in Wholesale was 444.2 billion yen, a decrease of 28.5% compared to the same period of the prior fiscal year. Persistent Euro-zone market turbulence led to subdued investor activities market-wide. However, as Nomura maintained its focus on supplying liquidity to clients, client franchise continued to trend upwards and as a result displayed resilient results. Nomura continued to invest in areas of future growth, such as the US and Asia.

•	Nomura maintained Tier 1 capital ratio[4] of 17.3% and Tier 1 common ratio[5] of 17.1% as of December 31, 2010.

[4],5	These ratios represent a preliminary estimates as of the date of this supplement release and may be revised in Nomura’s Quarterly Report on Form 6-K for the period ended December 31, 2010.

Beginning from the end of March 2009, Nomura elected to calculate the consolidated capital adequacy ratios according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act”, instead of calculating these ratios in accordance with the guideline applicable to financial conglomerates.

Tier 1 capital ratio and Tier 1 common ratio are non-GAAP financial measures that Nomura considers to be useful measures that Nomura and investors use to assess capital adequacy. Tier 1 common ratio is defined as Tier 1 capital minus hybrid capital and noncontrolling interests divided by risk-weighted assets.

Business Segment Information

Retail

Net revenue in Retail for the nine months ended December 31, 2010 was 296.2 billion yen, a 1.2% increase from the same period in the prior fiscal year. The primary factor for the increase in net revenue was increasing commissions for distribution of investment trusts. Non-interest expenses increased by 4.5% to 212.7 billion yen. As a result, income before income taxes decreased by 6.6% to 83.5 billion yen.

Retail client assets as of December 31, 2010 were 72.3 trillion yen, comprised of 37.8 trillion yen in equities, 5.5 trillion yen in foreign currency bonds, 13.2 trillion yen in domestic bonds, 7.9 trillion yen in stock investment trusts, 4.1 trillion yen in bond investment trusts, 1.5 trillion yen in overseas mutual funds, and 2.2 trillion yen in other6 assets.

Operating Results of Retail

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2010 (A)	December 31, 2009 (B)
Net revenue	296.2	292.8	1.2
Non-interest expenses	212.7	203.4	4.5

Income (loss) before income taxes	83.5	89.4	(6.6)

Asset Management

Net revenue increased by 12.3% from the same period in the prior fiscal year to 58.8 billion yen. Non-interest expenses increased by 7.8% to 41.7 billion yen. As a result, income before income taxes increased by 25.0% to 17.1 billion yen. Asset under management was 24.1 trillion yen as of December 31, 2010, increased by 0.7 trillion yen from March 31, 2010.

Operating Results of Asset Management

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2010 (A)	December 31, 2009 (B)
Net revenue	58.8	52.4	12.3
Non-interest expenses	41.7	38.7	7.8

Income (loss) before income taxes	17.1	13.7	25.0

In investment advisory, mandates from institutional investors outside Japan increased steadily. In addition, Nomura Asset Management’s share of public investment trust market in Japan as of December 31, 2010 was 21.7%7.

[6]	Includes annuity insurance.
[7]	Nomura Asset Management Co., Ltd only. Source: the Investment Trust Association, Japan.

Wholesale

As of April 1, 2010, Nomura realigned its reporting segments in relation to how it operates and manages its business by merging the Global Markets, Investment Banking, and Merchant Banking divisions into the Wholesale division.

Net revenue decreased by 28.5% to 444.2 billion yen from the same period in the prior fiscal year. Non-interest expenses decreased by 3.0% to 466.9 billion yen. As a result, loss before income taxes was 22.7 billion yen.

Operating Results of Wholesale

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2010 (A)	December 31, 2009 (B)
Net revenue	444.2	621.1	(28.5)
Non-interest expenses	466.9	481.2	(3.0)

Income (loss) before income taxes	(22.7)	140.0	—

Other Operating Results

Other operating results include net gain (loss) on trading related to economic hedging transactions, realized gain (loss) on investments in equity securities, equity in earnings of affiliates, corporate items, and other financial adjustments. Net revenue was 46.0 billion yen while loss before income taxes was 8.2 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2010 (A)	December 31, 2009 (B)
Net revenue	46.0	(97.4)	—
Non-interest expenses	54.2	73.0	(25.8)

Income (loss) before income taxes	(8.2)	(170.4)	—

Segment Information – Operating Segments

	Millions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2010 (A)	December 31, 2009 (B)
Net revenue

Business segment information:
Retail	296,194	292,820	1.2
Asset Management	58,819	52,364	12.3
Wholesale	444,188	621,115	(28.5)

Sub Total	799,201	966,299	(17.3)
Other	45,963	(97,393)	—

Net revenue	845,164	868,906	(2.7)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(13,850)	4,016	—

Net revenue	831,314	872,922	(4.8)

Non-interest expenses

Business segment information:
Retail	212,673	203,436	4.5
Asset Management	41,713	38,681	7.8
Wholesale	466,908	481,152	(3.0)

Sub Total	721,294	723,269	(0.3)
Other	54,178	72,983	(25.8)

Non-interest expenses	775,472	796,252	(2.6)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	775,472	796,252	(2.6)

Income (loss) before income taxes

Business segment information:
Retail	83,521	89,384	(6.6)
Asset Management	17,106	13,683	25.0
Wholesale	(22,720)	139,963	—

Sub Total	77,907	243,030	(67.9)
Other*	(8,215)	(170,376)	—

Income (loss) before income taxes	69,692	72,654	(4.1)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(13,850)	4,016	—

Income (loss) before income taxes	55,842	76,670	(27.2)

*  Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2010 (A)	December 31, 2009 (B)
Net gain (loss) related to economic hedging transactions	4,377	623	602.6
Realized gain (loss) on investments in equity securities held for operating purposes	(73)	(350)	—
Equity in earnings of affiliates	3,736	6,180	(39.5)
Corporate items	(12,642)	(55,177)	—
Others	(3,613)	(121,652)	—

Total	(8,215)	(170,376)	—

Note:  Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges of Nomura for the nine months ended December 31, 2010, in accordance with U.S. GAAP.

(Millions of yen)
For the nine months ended December 31, 2010
Earnings:
Pre-tax income before adjustment for income from equity investees	¥52,456
Add: Fixed charges	189,155
Distributed income of equity investees	4,792

Earnings as defined	¥246,403

Fixed charges	¥189,155
Ratio of earnings to fixed charges[8]	1.3

[8]

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income before adjustment for income from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.

Disclaimers

•	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2010 Nomura Holdings, Inc. All rights reserved.

•

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

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No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

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The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

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This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

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The review process of the quarterly consolidated financial statements for this period has not been completed by the independent auditors at the point of disclosing this Supplement for Financial Highlights. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Quarterly Securities Report on Form 6-K for the period ended December 31, 2010.